Exhibit 99.2

Namib Minerals

NAMIB MINERALS Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion and analysis of the financial condition and results of operations of Namib Minerals (together with its subsidiaries, the “Company,” “we,” “us” and “our”) should be read together with Namib Minerals’ unaudited consolidated financial statements as of June 30, 2025, together with related notes thereto. The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs, and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of our control. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included in the Company’s filings with the SEC.

Overview

Our mission is to become a leading Pan-African multi-asset mining platform for precious and critical metals, particularly gold, and to create safe, sustainable, and profitable mining operations for our employees, our communities, and our shareholders.

We are an established gold producer with an attractive portfolio of three high-grade, low-cost gold mines in Zimbabwe, Africa. Our extensive track record of owning and operating gold mines spans over two decades, and our strategic footprint consists of one producing gold mine and two historically producing gold mines that we are currently positioning to restart operations. Our How Mine is an established, high-grade, underground gold mine with a strong track record of operations having produced an aggregate of approximately 1.83Moz of gold from 1941 through June 30, 2025. The How Mine also has a history of consistently operating within budget with one of the lowest production cost profiles amongst its publicly reporting peers. Our other principal assets, the Mazowe Mine and the Redwing Mine, are historically producing gold mines with significant mineral resources. These assets provide us with an identified pathway to operate as a multi-asset gold producer in Africa, as preparatory work is currently underway to restart operations at both mines. As of December 31, 2023, in the aggregate (exclusive of reserves), our measured and indicated gold resources totaled 1.6Moz at a grade of 3.92g/t Au and our inferred gold resources totaled 2.43Moz. In 2024, we produced 36.7koz of gold and generated $85.9 million of revenue, representing 8% and 32% growth, respectively, over the prior year with positive cash flow and positive comprehensive income for the year. During the first 6 months of 2025, we produced 12.7koz of gold and generated $36.4 million of revenue, representing declines of 35% and 13%, respectively, over the same period the prior year. We also have significant development potential in the Democratic Republic of Congo (“DRC”) to unlock critical battery metals in the region. In the DRC, an established mining jurisdiction for these metals, we have an interest in 13 exploration permits, which includes six initial drilling holes with identified copper and cobalt potential.

Key Factors and Trends Affecting Performance

As a producer of gold and other metals, we operate within the economic and regulatory environment surrounding the mining industry. Our performance and results of operations are driven by key external trends and factors including the supply and demand in the gold and metals markets, and the economic and legislative environment as well as internal factors including production, capital expenditures, reserves, and health and safety programs.

Gold Prices

Our results of operations are largely driven by the price and demand for gold. Gold has long maintained a key role as a strategic long-term investment and a critical component of investor diversification strategies. Historically, investors have gravitated toward gold for its safe-haven status during periods of economic uncertainty. This safe-haven status is driven by gold’s high liquidity, lack of credit risk, and scarcity. Gold prices have risen by 8% per annum in U.S. dollars since 1971, according to the World Gold Council, and have recently reached all-time record highs with the spot price reaching $3,500/oz on April 22, 2025. An increased price of gold drives increasing revenues and cash flows for the Company. Significant changes in the pricing, demand and supply of gold can significantly impact our revenue and cash flow projections and future results.

Namib Minerals

Copper and Cobalt Market Dynamics

In addition to our gold mining activities, we have significant opportunities in DRC to mine battery metals including copper and cobalt, which play a critical role in technologies like electric vehicles and renewable energy infrastructure. Due to an increase in demand for these metals, we currently hold an interest in 13 exploration permits in the DRC under which six initial drilling sites have identified copper and cobalt potential.

Economic and Legislative Environment

Gold mining is critically important to the economic health of, and the prospects for, Zimbabwe, which is a highly prolific producer of gold. Mining accounts for 80% of Zimbabwe’s exports, 19% of government revenues, and 14% of national income, according to the Chamber of Mines of Zimbabwe’s 2024 Mining Industry Prospects Report.

We believe that the legislative environment is supportive of mining and development. For example, Zimbabwe passed the Responsible Mining Initiative in May 2023 to combat illegal mining, and in 2020 Zimbabwe removed the historical indigenization rule which required 51% indigenous Zimbabwean investor ownership. Special mining leases (“SMLs”), allowing for the direct export of gold and increased exposure to the U.S. dollar which reduces foreign exchange risk for entities operating in Zimbabwe. We intend to pursue SMLs for our Mazowe Mine and Redwing Mine in part to reduce our risk exposure to local currency dynamics, including inflation. The Gold Trade Act requires us to pay 5% of gold sales refined in-country to the Zimbabwean Government, which is reflected in our royalties expense. A change in the percentage remitted to the government would impact our royalty expense recognized and our results of operations.

As we expand our efforts in the DRC we will be subject to additional regulations. The mining industry in the DRC is primarily regulated by the Mining Code which outlines the legal framework for exploration and extraction of minerals. The Mining Code was last revised in 2018. Future economic and legislative issues in the DRC or other jurisdictions in which we operate could significantly impact our results.

Health and Safety Initiatives

We are committed to ensuring the safety of our mines through our Safety, Health, Environment, and Quality (“SHEQ”) Initiative in an effort to create a company-wide “zero harm” environment. This program intends to create a “zero-harm” environment through occupational health and safety and dedication to safety and adherence to safety standards. Our Lost Time Injury Frequency Rate as of June 30, 2025, has improved to 0.69, which is below our target of 1. Safety incidents could lead to increased costs, including administrative costs related to legal fees and insurance expenses, employee costs related to loss of productivity and medical expenses, and losses related to any damage caused to the mine assets. Additionally, we anticipate costs related to maintaining safety initiatives to increase in the foreseeable future as we continue to invest in occupational health, medical examinations, training, emergency preparedness, and reducing our environmental impact.

Recent Developments

Business Combination

On June 5, 2025, Namib Minerals consummated the previously announced business combination pursuant to the business combination agreement, dated as of June 17th, 2024 (as amended by amendment 1 on December 6, 2024 and amendment 2 on April 14, 2025) with (i)Hennessy Capital Investment Corp. VI, a Delaware corporation, renamed Red Rock Acquisition Corporation on June 5, 2025, (ii) Greenstone Corporation, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Greenstone”), (iii) Midas SPAC Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Namib Minerals (“SPAC Merger Sub”), and (iv) Cayman Merger Sub Ltd., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Namib Minerals (“Greenstone Merger Sub”) (the “Business Combination”). As a result of the Business Combination, Greenstone Merger Sub merged with and into Greenstone, with Greenstone continuing as the surviving company and becoming a wholly owned subsidiary of Namib Minerals, and SPAC Merger Sub merged with and into HCVI, with HCVI continuing as the surviving company, and becoming a wholly owned subsidiary of Namib Minerals. HCVI was then renamed Red Rock Acquisition Corporation. Namib Minerals ordinary shares were listed on the Nasdaq stock market under the symbol “NAMM”.

Namib Minerals

Since HCVI did not meet the definition of a business under the guidance of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS 3, Business Combination (“IFRS 3”), the Business Combination was accounted for as a share-based payment transaction in accordance with IFRS 2, Share-based Payment (“IFRS 2”), and the Business Combination was accounted for as a reverse capitalization in accordance with IFRS. Under this method of accounting, HCVI was treated as the acquired company for financial reporting purposes and Greenstone was treated as the accounting acquirer. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Greenstone issuing shares for the net assets of HCVI and any difference in the fair value of the shares deemed to have been issued by Greenstone and the fair value of the accounting HCVI’s identifiable net assets represented a service received by Greenstone, and thus it was recognized as an IFRS 2 listing service expense upon consummation of the Business Combination.

Key Performance Indicators

The following table presents a summary of our key performance indicators for the period ended June 30, 2025, and June 30, 2024:

	Six months ended June 30,
(In thousands, except percentages)	2025	2024
Gold sales – oz(1)	12,226	19,672
Tonnage(2)	236	241
Grade – (g/t)(3)	1.9	2.8
Recovery – (%)(4)	89	91
Average net realized price(5)	$2,827	$2,023
Operating profit / (loss)	$(7,403)	$12,471
C1 cost per ounce ($/oz)(6)	$1,659	$1,073
AISC per ounce ($/oz)(7)	$2,462	$1,666
Adjusted EBITDA(8)	$10,769	$16,971
Net cash flow generated from operating activities	$5,771	$11,396

(1)	Gold sales is defined as the ounces of gold sold in the period presented.
(2)	Tonnage is defined as the total weight in tons of all material mined.
(3)	Grade is defined as the average amount of gold contained in the mined ore. A higher grade represents higher density of gold in the ore.
(4)	Recovery is defined as the percentage of gold in the raw ore collected in the concentrate, which is the product created from separating valuable minerals in the mined ore from the commercially valueless material in which ore is found.
(5)	Net realized price is the actual selling price of an ounce of gold less costs to complete and sell.
(6)	C1 cost per ounce is a non-IFRS financial measure. For the definition of C1 cost per ounce and a reconciliation to the most directly comparable financial measure calculated and presented in accordance with IFRS, see “Non-IFRS Measures” below.
(7)	AISC per ounce is a non-IFRS financial measure. For the definition of AISC per ounce and a reconciliation to the most directly comparable financial measure calculated and presented in accordance with IFRS, see “Non-IFRS Measures” below.
(8)	Adjusted EBITDA is a non-IFRS financial measure. For the definition of Adjusted EBITDA and a reconciliation to the most directly comparable financial measure calculated and presented in accordance with IFRS, see “Non-IFRS Measures” below.

Namib Minerals

Components of Results of Operations

Revenue

Our revenue from operations is comprised primarily of the sale of gold. Additional revenues from operations include royalties received from third-party miners contracted to mine surface level ore. All revenues recognized from the sale of gold are attributable to a single customer, Fidelity Gold Refinery, LTD.

Production costs

Production costs consist of mine labor costs, stores costs, electricity costs, bullion transportation costs, fuel issue costs, bullion refinery charges, and repairs and renewals costs.

Depreciation and amortization

Depreciation and amortization primarily consist of depreciation of property, plant and equipment involved in the extraction of gold, as well as exploration expenditures and exploration licenses, which are depreciated over the life of the mine.

Royalties

Royalties primarily consist of the 5% royalty paid on gold sales refined in-country remitted to the Zimbabwean government under the Mines and Minerals Act.

Other income

Other income primarily consists of scrap sales, income associated with insurance proceeds and rental income.

Administrative expenses

Administrative costs primarily consist of staff costs, general and administrative charges, share-based payments, welfare costs, fines and penalties, directors’ fees, audit fees, consultancy fees and other items.

Allowance for credit losses, net of recoveries

The allowance for credit losses primarily relate to the receivables from royalty revenues recognized on the arrangements with third-party miners contracted to mine surface level ore.

Change in fair value of earnout liability

Change in fair value of earnout liability is related to the periodic remeasurement of the earnout liability at each period-end, as the earnout liability has been classified as a derivative liability under IAS 32.

Change in fair value of warrants

Change in fair value of warrants is related to the periodic remeasurement of the warrants at each period-end, as the warrants have been classified as derivative liabilities under IAS 32.

Namib Minerals

Sharelisting under IFRS 2

Share-listing expenses are in relation to the business combination and consist of the excess fair value of the equity interests issued to HCVI over the fair value of HCVI’s identifiable net assets.

Impairment

Our impairment costs consist of write-downs of the fair value of non-financial assets other than inventories and deferred tax assets. These costs primarily consist of impairment charges related to our capital assets including shafts, surface plant and equipment, and pre-production assets.

Foreign exchange gain

Our functional currency is the United States Dollar, and a majority of revenue was received in the United States Dollar. Foreign exchange gains primarily relate to amounts settled in local currency.

Finance cost

Our finance costs consist of interest on borrowings, the unwinding of the discount relating to the provision for rehabilitation costs, and finance charges on trade payables and other payables.

Income tax expense

We are subject to tax in multiple jurisdictions, including those in Zimbabwe, the United Kingdom, and the Cayman Islands. The tax jurisdictions in which we operate have different statutory tax rates. Accordingly, our effective tax rate will vary depending on the relative proportion of income in each jurisdiction, changes in the valuation allowance on our deferred tax assets, and changes in tax laws.

Results of Operations

Comparison of the results of operations for the Six Months Ended June 30, 2025, and June 30, 2024

The following table sets forth a summary of our consolidated results of operations for the six months ended June 30, 2025, compared to the six months ended June 30, 2024.

	Six Months ended June 30,
(In thousands, except for percentages)	2025	2024	$ Change	% Change
Revenue	$36,383	$41,917	(5,534)	-13%
Production costs	(18,460)	(19,019)	559	-3%
Depreciation and amortization	(2,656)	(1,666)	(990)	59%
Royalties	(1,817)	(2,089)	272	-13%
Gross profit	13,450	19,143	(5,693)	-30%
Other income	212	561	(349)	-62%
Administrative expenses	(15,706)	(7,864)	(7,842)	100%
Change in fair value of earnout liability	56,832	--	56,832	--
Change in fair value warrants	3,437	--	3,437	--
Listing expense	(65,381)	--	(65,381)	--
Allowance for credit losses	(12)	(23)	11	-48%
Impairment	(185)	--	(185)	--
Foreign exchange gain/(loss)	(50)	654	(704)	-108%
Operating profit/(loss) before interest and taxation	(7,403)	12,471	(19,874)	-159%
Finance cost	(828)	(1,057)	229	-22%
Related party credit loss	(3)	(552)	549	99%
Interest income	8	-	8	--
Financial guarantee remeasurement	--	2,746	(2,746)	-100%
Profit/(loss) before taxation	(8,226)	13,608	(21,834)	-160%
Income tax expense	(3,673)	(4,433)	760	17%
Profit/(loss) for the period	$(11,899)	$9,175	$(21,074)	-230%

Namib Minerals

The following table provides summarized financial information for our reportable segments for the period ended June 30, 2025, compared to the period ended June 30, 2024.

	Six months ended June 30,
(In thousands, except for percentages)	2025	2024	$ Change	% Change
How Mine
Revenue	$36,383	$41,790	$(5,407)	-13%
Production costs	(18,460)	(19,007)	547	-3%
Depreciation and amortization	(2,635)	(1,643)	(992)	60%
Royalties	(1,817)	(2,088)	271	-13%

Mazowe Mine
Revenue	—	—	—	—
Production costs	—	—	—	—
Depreciation and amortization	(17)	(23)	6	-26%
Royalties	—	—	—	—

Redwing Mine
Revenue	—	127	(127)	-100%
Production costs	—	(12)	12	-100%
Depreciation and amortization	(4)	—	(4)	—
Royalties	—	(1)	1	-100%

Revenue

Our revenue decreased by $5.5 million, or -13%, to $36.4 million during the six months ended June 30, 2025, from $41.9 million during the six months ended June 30, 2024, primarily driven by gold grade reduction, from 2.8 g/t to 1.9 g/t or 32%, at How Mine. With stable tonnage, the grade decline was partially mitigated by the increase of the average net realized gold prices from $2,023 per ounce to $2,827 per ounce, or 40%.

Mazowe Mine was inactive during the six months ended June 30, 2024, and 2025, and therefore had no production or revenue.

Production costs

Our production costs, primarily attributable to How Mine, decreased by $0.6 million, or -3%, to $18.5 million during the six months ended June 30, 2025, from $19.0 million during the six months ended June 30, 2024. Production costs remain in line with stable tonnage milled (-1%) and represented for approximately 51% of our revenue for the six-month period ended June 30, 2025, as opposed to 45% of our revenue during the six-month period ended June 30, 2024.

Depreciation and amortization

Our depreciation and amortization expense increased by $1.0 million, or 59%, to $2.7 million during the six months ended June 30, 2025, from $1.7 million during the six months ended June 30, 2024, primarily related to updated life of mine and rehabilitation costs estimates that resulted in additions to property, plant and equipment assets. Depreciation and amortization represented approximately 7% of our revenue during the six-month period ended June 30, 2025, as opposed to 4% of our revenue during the six-month period ended June 30, 2024.

Namib Minerals

Royalties

Our royalties expense decreased by $0.3 million, or -13%, to $1.8 million during the six months ended June 30, 2025, from $2.1 million during the six months ended June 30, 2024, in line with our sales of gold extracted from How Mine. Royalties represented approximately 5% of our revenue for the six-month periods ending June 30, 2025, and 2024.

Other income

Our other income decreased by $0.3 million, or -62%, to $0.2 million during the six months ended June 30, 2025, from $0.6 million during the six months ended June 30, 2024, primarily driven by decreased milling recoveries and royalties income from third parties using the Mazowe mine production facilities.

Administrative expenses

Administrative expenses increased by $7.8 million during the six months ended June 30, 2025, or 100%, to $15.7 million from $7.9 million during the six months ended June 30, 2024, driven by non-recurring transaction costs of $10.2 million mitigated by some reduction in general and administrative costs and staff costs.

Share-listing expenses under IFRS 2

The Business Combination was accounted for under IFRS 2, resulting in a listing expense of $65.4 million recognized in the consolidated statements of profit or loss for the six months ended June 30, 2025. This expense reflects the excess fair value of the equity interests issued to HCVI over the fair value of HCVI’s identifiable net assets, measured at the closing market price of $11.40 per share. The total consideration issued amounted to approximately $44.8 million, while the net liabilities of HCVI were valued at $20.6 million.

Fair value impacts of warrants and earnout

Warrants

In connection with the closing of the Business Combination, the Company issued warrants to replace each of the then outstanding warrants of HCVI (“SPAC Warrants”), effectively converting each SPAC Warrant into a right to acquire Namib Ordinary Shares. Classified as derivative liabilities under IAS 32, these warrants reflected changes in fair value in earnings. As of June 30, 2025, the fair value of the warrants decreased to $3.6 million from $7.1 million on June 5, 2025, resulting in a remeasurement gain of $3.4 million due to fluctuations in warrant prices.

Earnout shares

Following the Business Combination, the former shareholders of Greenstone may receive up to 30 million additional Ordinary Shares over eight years, contingent upon achieving specific operational and valuation milestones. This earnout arrangement is classified as a derivative financial liability and will be revalued each reporting period, with changes recorded in profit or loss. As of June 5, 2025, the earnout liability was recognized at a total fair value of $168.7 million, comprising $57.0 million as a short-term liability and $111.7 million as a long-term liability. By June 30, 2025, the fair value of the earnout liability decreased to $111.9 million, reflecting a remeasurement gain of $56.8 million due to changes in the expected achievement of milestones and stock price fluctuations.

Impairment

Our impairment costs consist of write-downs of non-financial assets other than inventories and deferred tax assets. This impairment ($0.2 million during the six month period ended June 30, 2025) primarily consists of the write-down of the rehabilitation provision.

Namib Minerals

Foreign exchange gain

Foreign exchange loss was $0.1 million during the six months ended June 30, 2025 compared to a gain of $0.7 million during the six months ended June 30, 2024, driven by fluctuating exchange rates and the volume of transactions denominated in a currency other than our reporting currency. The Company’s exposure to foreign currency exchange movement is primarily related to historical liabilities associated with the Redwing and Mazowe Mines which are denominated in ZWL. The Zimbabwean dollar has experienced many fluctuations due to economic factors, hyperinflation, and monetary policy decisions made by the Zimbabwean government and the Reserve Bank of Zimbabwe.

Operating profit / (loss)

Operating loss before interest and taxation during the six months ended June 30, 2025 was ($7.4 million), impacted by the Nasdaq listing transaction. Nasdaq Listing transactions are composed of non-recurring transaction cash expense of $10.2 million and Listing non-cash expense of $5.1 million (composed of listing expense (non-recurring), change in fair value of earnout and warrants).

Finance Costs

Finance costs decreased by $0.2 million to $0.8 million during the six months ended June 30, 2025 compared to $1.1 million during the six months ended June 30, 2024, driven by lower provision for rehabilitation costs.

Non-IFRS Measures

We utilize non-IFRS financial measures, including Adjusted EBITDA, amortization, C1 cost per ounce, and AISC per ounce, to complement our IFRS reporting and provide stakeholders with a deeper understanding of our operational performance and financial health. These measures offer insights into trends and factors that IFRS metrics may not fully capture, and we believe they are essential for formulating strategic decisions and business plans. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Namib Minerals may not be comparable to similarly titled amounts used by other companies. While not a substitute for IFRS results, they exclude items not indicative of our core operations, enhancing comparability across periods.

Adjusted EBITDA

We define Adjusted EBITDA as profit for the period before finance cost, related party credit loss, taxes, changes in the fair value of earnout liability, changes in fair value of warrants, listing expenses, depreciation and amortization, impairment, interest income, financial guarantee remeasurement and transaction expense. The tables below present our Adjusted EBITDA, reconciled to our Profit for the six months ended June 30, 2025 and 2024, which is the most comparable IFRS measure, for the periods indicated:

	Six months ended June 30,
(In thousands)	2025	2024
Profit / (loss) for the period	$(11,899)	$9,175
Finance cost	827	1,057
Related party credit loss	3	552
Income tax expense	3,673	4,433
Change in fair value of earnout liability	(56,832)	-
Change in fair value of warrants	(3,437)	-
Listing expense	65,381	-
Depreciation and amortization	2,656	1,666
Impairment	185	-
Interest income	(8)	-
Financial guarantee remeasurement	-	(2,746)
Share-based payments	-	2,834
Transaction expense	10,220	-
Adjusted EBITDA	$10,769	$16,971

Namib Minerals

C1 cost per ounce

We define C1 cost as the sum of IFRS production costs and royalties expense. C1 cost per ounce is calculated as the C1 cost divided by the ounces of gold sold.

	How Mine		Redwing Mine		Total
($ in thousands, unless otherwise indicated)	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024	2025	2024
Production cost (IFRS)	$18,460	19,007	-	12	18,460	19,019
Royalties	1,817	2,088	-	1	1,817	2,089
C1 cost	$20,277	21,095	-	13	20,277	21,108
Gold sales (oz)	12,226	19,611	-	61	12,226	19,672
C1 cost per ounce ($/oz)	$1,659	1,076	-	213	1,659	1,073

AISC per ounce

We define AISC as the sum of C1 cost, sustaining capital expenditure, administrative expenses, and silver by-product credit. We define sustaining capital expenditure as capital expenditures which are necessary to maintain current gold production and execute our current mines plans. Unless otherwise specified, our sustaining capital expenditures are determined based on our additions to property, plant and equipment in any given reporting period, and are inclusive of additions included in trade payables. The silver by-product credit represents small quantities of silver which are extracted during the gold production process and sold together with gold bullion. The silver by-product credit is calculated based on a specified sale price for the by-product, which is exclusive of sale price for gold bullion. Sales of the silver by-product are reported as “Silver sales” within the notes to our consolidated financial statements. AISC per ounce is calculated as the AISC divided by the ounces of gold sold. We use this metric to measure the cost of extracting an ounce of gold and measure the efficiency of our mining operations. The table below presents our AISC per ounce, reconciled to our Production cost, which is the most comparable IFRS measure, for the periods indicated.

	How Mine		Redwing Mine			Mazowe Mine				Corporate Overhead			Total
($ in thousands, unless	Six months ended June 30,		Six months ended June 30,			Six months ended June 30,				Six months ended June 30,			Six months ended June 30,
otherwise indicated)	2025	2024	2025		2024	2025		2024		2025		2024	2025	2024
Production cost (IFRS)	$18,460	$19,007		$—	$12		$—		$—		—	—	$18,460	$19,019
Royalties (IFRS)	1,817	2,088		—	1		—		—		—	—	1,817	2,089
C1 cost	20,277	21,095		—	13		—		—		—	—	20,277	21,108
Sustaining capital expenditure	4,359	3,733		—	—		—		—		—	—	4,359	3,733
Administrative expenses(1)	3,085	558		1,202	1,165		745		949		454	5,192	5,486	7,864
Silver by product credit	(23)	(27)		—	—		—		—		—	—	(23)	(27)
AISC	27,698	25,359		1,202	1,178		745		949		454	5,192	30,099	32,678
Gold sales (oz)	12,226	19,611		—	61		—		—		—	—	12,226	19,672
AISC per ounce ($/oz)	$2,265	$1,293	$	NM	$19,311	$	NM	$	NM	$	NM	NM	$2,462	$1,666

NM	- Not meaningful.
(1)	The six months ended June 30, 2025 total administrative expenses of $15.7 million include $10.2 million of non-recurring transaction expenses which are not attributable to How Mine, Redwing Mine, Mazowe Mine or corporate Overhead. Total administrative expenses for the six months ended June 30, 2024 totaled $7.9 million.

Liquidity and Capital Resources

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, contractual obligations, debt service, and other commitments with cash flows from operations and other sources of funding. Our principal sources of liquidity to date have included cash from operating activities, cash on hand, and debt.

As of June 30, 2025, our current liabilities due within one year are trade and other payables of $44.9 million, current tax payable of $8 million, excise tax payable of $3.6 million, borrowings of $1.3 million, a bank overdraft of $1.0 million, and earnout liabilities of $37.8 million. This represents a total of $96.5 million due within one year, compared to a total of $46.0 million due within the same period as of December 31, 2024. Our current assets as of June 30, 2025, totaled $13.1 million, compared to $9.0 million as of December 31, 2024.

Namib Minerals

The Group has historically been profitable, generating positive net earnings and positive operating cash flows, and able to satisfy its obligations when due. Management anticipates that the Group will continue to be able to meet its liquidity requirements based on the Group’s cash flows projections, indicating the same for the next two years. The Group’s cash flows projections indicate working capital improvements over the next two years resulting from the Group’s planned increase in gold production at How Mine which, in tandem with rising gold prices, result in increased profitability and increased cash flows. Current losses as of June 30, 2025 are driven by the non-recurring transaction costs, representing $10.2 million, and the non-cash listing transactions (shares listing expense (non-recurring), earnout and warrants) representing a $5.1 million.

On December 9, 2024, the Company entered into a $4.0 million facility agreement (the “2024 Facility”) with African Banking Corporation of Zimbabwe Limited (“ABC Banc”) to finance capital expenditures. As of June 30, 2025, the facility was fully drawn and there was approximately $3.5 million outstanding under the 2024 Facility (compared to $2 million at 2024 year-end). See Note 22 “Borrowings” of Namib Minerals’ unaudited consolidated financial statements, included elsewhere in this Form 6-K.

The 2024 Facility provides for restrictive covenants, including limitations on additional debt, the maintenance of a debt service cover ratio, and limitations on certain liens. The interest rate on borrowings under the 2024 Facility is based on the base lending rate quoted by ABC Banc.

Our commitments, as of June 30, 2025, are composed of purchase commitments for plant, property, and equipment in the aggregate of $2.8 million.

Cash Flows

The following table summarizes our cash flows and cash and cash equivalents, for the periods indicated:

	Period ended June 30,
(In thousands)	2025	2024
Net cash provided by operating activities	$5,771	$11,396
Net cash used in investing activities	(5,647)	(3,681)
Net cash provided by/(used in) financing activities	528	(6,654)
Net increase/(decrease) in cash and cash equivalents	652	1,061
Effect of exchange rate fluctuation on cash and cash equivalents	(17)	(21)
Cash and cash equivalents at the beginning of year	(315)	278
Cash and cash equivalents, net as of period end	320	1,318

Net cash provided by operating activities

Net cash provided by operating activities decreased by $5.6 million, or -49%, to $5.8 million during the six months ended June 30, 2025 compared to $11.4 million during the six months ended June 30, 2024, primarily reflecting the operating profit reduction driven by the lower gold grade.

Net cash used in investing activities

Net cash used in investing activities increased by $2.0 million, or 53%, to $5.6 million during the six months ended June 30, 2025 compared to $3.7 million during the six months ended June 30, 2024, primarily reflecting increased capital expenditures related to exploration, construction and development, and infrastructure concentrated on How mine.

Net cash used in financing activities

Net cash provided by financing activities was $0.5 million during the six months ended June 30, 2025 compared to $6.7 million used during the six months ended June 30, 2024, primarily resulting from our borrowings increase ($1.0 million), and the absence of dividends payment compared to the prior year.